August 25, 2011

Ms. Sharon Blume, Assistant Chief Accountant
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F St. NE
Washington, D.C. 20549

Re:         MB Financial, Inc.
Form 10-K for the year ended December 31, 2010
Filed February 8, 2011
Form 10-Q for the period ended March 31, 2011
Filed May 3, 2011
Form 10-Q for the period ended June 30, 2011
Filed August 1, 2011
File No. 0-24566-01

Dear Ms. Blume:

Reference is made to your letter dated August 16, 2011 with respect to the above-referenced filings.  Your letter requests that we respond to it within ten business days (i.e., by August 30, 2011).  Pursuant to our discussion with Paul Cline of the Securities and Exchange Commission staff, we hereby request that the time frame for our response be extended by five business days, to September 7, 2011.  We are requesting this extension in order to ensure adequate time for the preparation and review of our response by the appropriate management personnel in light of their respective work schedules.

Very truly yours,

/s/ Jill E. York
Jill E. York
Chief Financial Officer and Vice President